CANNEX RESTATES AND REFILES FINANCIAL STATEMENTS FOR
THIRD AND FOURTH QUARTERS OF FISCAL 2019

Restatement properly applies IFRS 9 Financial Instruments to calculate non-cash derivative liability

Vancouver, BC, July 15, 2019 – Cannex Capital Holdings Inc. (CSE: CNNX; OTCQB: CNXXF) (“Cannex” or the “Company”) announces that, pursuant to the applicability of IFRS 9 Financial Instruments, it has restated its third and fourth fiscal quarter condensed consolidated interim financial results for 2019 (the periods ended January 31, 2019 and April 30, 2019, respectively) to correct an error in applying IFRS 9 Financial Instruments in calculating its noncash derivative liability, including an error in properly accounting for derivative liabilities related to warrants issued as part of its November 2018 financing. The restatement properly accounts for derivative liabilities but has not affected previously reported Adjusted EBITDA for either period. The restated financial statements and corresponding changes to the management’s discussion and analysis for the above-noted periods have been filed under the Company’s SEDAR profile.

“While we regret the restatement, I am thankful to our team for moving quickly to rectify the mistake,” said Anthony Dutton, Cannex’s Chief Executive Officer. “Cannex operates almost exclusively in U.S. dollars, and the warrants in question were priced in U.S. dollars as well. However, because Cannex’s shares trade in Canadian dollars, the price movement of Cannex’s publicly traded equity creates a noncash derivative liability which must be recorded in accordance with IFRS accounting standards. The restatement is a noncash expense which is reflective only of Cannex’s share price movements and not any underlying change in the business. Our underlying performance and Adjusted EBITDA remain unchanged from our initial reports.”

As a result of the restatements, adjustments made to the Company’s financial statements for its fourth fiscal quarter of 2019 (see Exhibit 1 below) are:

  Decrease in adjustments in fair value of derivatives and accretion expense from $42,255,231 to $33,319,713 ($8,932,518).
  Due to the change above, net decrease in loss for the period of $8,932,518 from $52,533,531 to $43,621,013.
  Changes limited to reclassification of convertible promissory note and reserves to derivative liability, resulting changes in the valuation of the derivable liability.

Additionally, as a result of the restatements, adjustments made to the Company’s financial statements for the third fiscal quarter of 2019 (see Exhibit 2 below) are:

  Increase in adjustments in fair value of derivatives and accretion expense from ($924,803) to $1,326,084 ($2,250,887)
  Due to the change above, net decrease in loss for the period of $2,250,887 from $4,539,841 to $6,790,728.
  Reclassification of $70,000 from share capital to prepaid expense to account for a prior year over accrual to be offset against future share issuance costs.

About Cannex Capital Holdings Inc.
Cannex has operational expertise in premium indoor cannabis cultivation, extraction, manufacturing, and branding of cannabis edible and derivative products. Through its wholly-owned subsidiaries, Cannex leverages this operational expertise to provide a wide range of services to operating cannabis companies, including real estate, management, financial, branding and IP licensing. Cannex subsidiary Pure Ratios is a wellness company focused on formulating products which combine cannabinoids with traditional and holistic ingredients. Cannex also owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Based in Vancouver, BC,

Cannex Capital	www.cannexcapital.com	info@cannexcapital.com	604 628 9338

Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex, developments with respect to legislative developments in the United States, the proposed closing date of the pending business combination with 4Front Holdings LLC, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.

Exhibit 1 – Adjustments to the April 30, 2019 financial statements

Impact on the interim statement of	As originally	Adjustment	As restated
comprehensive loss for three months	reported
ended April 30, 2019	$	$	$

Accretion	580,034	2,595	582,629
Change in fair value of derivatives	(42,600,000)	11,186,000	(31,414,000)

Impact on the interim statement of	As originally	Adjustment	As restated
comprehensive loss for twelve months	reported
ended April 30, 2019	$	$	$

Accretion	1,616,231	3,482	1,619,713
Change in fair value of derivatives	40,639,000	(8,936,000)	31,703,000

Impact on the interim statement of cash	As originally	Adjustment	As restated
flow for the 12 months ended April 30,	reported
2019	$	$	$

Loss for the period	(52,553,531)	8,932,518	(43,621,013)
Accretion	1,616,231	3,482	1,619,713
Change in fair value of derivatives	40,639,000	(8,936,000)	31,703,000
Net change in prepaid expense	(940,145)	(70,000)	(1,010,145)
Net change in accounts payable	(1,014,786)	658,630	(356,426)
Loss on settlement	-	2,514,000	2,514,000
Convertible note repayment	(6,496,522)	(3,102,361)	(9,598,883)

Impact on the interim statement of	As originally	Adjustment	As restated
financial position as at April 30, 2019	reported
	$	$	$

Prepaid expenses	1,064,530	(70,000)	994,530
Derivative liability	(56,557,142)	2,075,142	(54,482,000)
Convertible promissory notes	(14,144,993)	110,722	(14,034,271)
Share capital – common	(31,199,258)	(672,040)	(31,871,298)
Reserves	(14,846,167)	7,488,693	(7,357,474)

Exhibit 2 – Adjustments to the January 31, 2019 financial statements

Impact on the interim statement of	As originally	Adjustment	As restated
comprehensive loss for the three	reported
months ended January 31, 2019	$	$	$

Accretion	416,197	887	417,084
Change in fair value of derivatives	(1,811,000)	(2,250,000)	(4,061,000)

Impact on the interim statement of	As originally	Adjustment	As restated
comprehensive loss for the nine months	reported
ended January 31, 2019	$	$	$

Accretion	1,036,197	887	1,037,084
Change in fair value of derivatives	1,961,000	(2,250,000)	(289,000)

Impact on the interim statement of cash	As originally	Adjustment	As restated
flow for the nine months ended	reported
January 31, 2019	$	$	$

Loss for the period	(4,539,842)	(2,250,886)	(6,790,728)
Accretion	1,036,197	887	1,037,084
Change in fair value of derivatives	(1,961,000)	2,250,000	289,000
Net change in prepaid expense	(388,316)	(70,000)	(458,316)
Net change in accounts payable	(672,159)	117,892	(554,267)
Loss on settlement	-	2,514,000	2,514,000
Convertible note repayment	(6,964,486)	(2,561,892)	(9,526,378)

Impact on the interim statement of	As originally	Adjustment	As restated
financial position as of January 31,	reported
2019	$	$	$

Prepaid expenses	517,116	(70,000)	447,116
Derivative liability	(13,957,142)	(9,110,858)	(23,068,000)
Convertible promissory notes	(13,021,289)	113,318	(12,907,971)
Share capital – common	(30,335,767)	(672,040)	(31,007,807)
Reserves	(12,807,305)	7,488,693	(5,318,612)